GROUP CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #04-01 City House,
Singapore 068877
Tel : 6877 8228 Writer's DDI No. 68778278
Fax : 6225 4959

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司

02060395

Our Ref : GCSS-EL/2248/02/LTR

15 November 2002

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

BY COURIER

SUPPL

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclosed herewith a copy of the letter dated 14 November 2002 *(Millennium & Copthorne Hotels plc – Trading Update)*.

Regards,

PROCESSED
DEC 17 2002
THOMSON
FINANCIAL

Yours faithfully,

ENID LING
Assistant Manager
(Corporate Secretarial Services)

Encs.

12/10

cc M/s Coudert Brothers, Hong Kong (without enclosure) (By Fax Only)
Ms Catherine Loh (without enclosures)

EL/it

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746

Please reply to Group Corporate Secretarial Services Department,
36 Robinson Road #04-01 City House, Singapore 068877. Writers' DDI : (65) 68778278 / Fax: (65) 6225 4959.

http://www.cdl.com.sg

82-3672

MASNET No. 33 OF 14.11.2002
Announcement No. 46

CITY DEVELOPMENTS LIMITED

Trading Update Announcement by Subsidiary Company, Millennium & Copthorne Hotels plc

14 November 2002

Head, Listings Department
Singapore Exchange Securities Trading Limited
2 Shenton Way
#19-00 SGX Centre 1
Singapore 068804

Dear Sir

Trading Update Announcement by Subsidiary Company, Millennium & Copthorne Hotels plc ("M&C")

We attach herewith a copy of the announcement issued by M&C on 14 November 2002, for your information.

M&C Trading updat

Yours faithfully
CITY DEVELOPMENTS LIMITED

Enid Ling Peek Fong
Company Secretary

Submitted by Enid Ling Peek Fong, Company Secretary on 14/11/2002 to the SGX

14th November 2002

MILLENNIUM & COPTHORNE HOTELS PLC

TRADING UPDATE

(For the 10 month period to 31 October 2002)

Millennium & Copthorne Hotels plc is providing the following update on its trading for the 10 month period to 31 October 2002. The Group owns and/or operates 91 hotels located in Europe, The Middle-East, North Africa, United States, Asia and Australasia.

SUMMARY OF PERFORMANCE

The Group has been in recovery mode throughout 2002 and, in overall terms, we continue to be pleased with the results from this period. Most regions showed an improved trading performance in July and August compared to the first six months of the year. For the 10 month period the Group's REVPAR was 2% lower than in the equivalent period in 2001; a clear improvement on the 6% decline which we reported for the first six months of 2002.

In order to provide more meaningful analysis we are presenting the period from 1 July 2002 to 31 October 2002 in two sections, namely 1 July to 14 September and 15 September to 31 October. To present figures for the full four month period from 1 July 2002 would not distinguish the effect of 11 September 2001 on the comparisons.

REVPAR variance, 2002 versus 2001
% (decrease)/increase on a like for like basis at constant rates of exchange

	6 months ended 30 June 2002	1 July to 14 September 2002	15 September to 31 October 2002	10 months ended 31 October 2002
	%	%	%	%
New York	(6)	4	63	4
Regional US	(11)	(7)	39	(4)
London	(11)	(8)	8	(8)
Rest of Europe	(9)	(11)	1	(7)
Asia	(2)	(1)	20	1
Australasia	7	5	7	7
Group	(6)	(4)	21	(2)

Notes:
The Millenium Hilton, New York which has been closed from 11 September 2001 is excluded from all reported values. All REVPAR comparisons exclude our joint venture, associate hotels, and hotels operated under management agreements by Millennium & Copthorne Hotels plc.

REGIONAL PERFORMANCE

Key operating statistics for this period are set out in full in Appendix 1. Unless otherwise stated, all statistics are for the full 10 month period.

UNITED STATES

New York

In New York, our policy of using tactical marketing to increase volume has continued and occupancy for the period has risen by nearly 11 percentage points. Our business mix remains more heavily weighted towards the leisure market than in the past and, as a consequence, our average rate is 9% lower than in 2001. Whilst corporate booking patterns are still unpredictable, we do see a gradual pick up in this market, particularly following our intensive efforts to attract the conference and meetings market to the Millennium Broadway Hotel New York.

The Millenium Hilton will remain closed during 2002. We have now received a total of US$26m from the insurers. The claim resolution with the insurers is progressing; the property damage claim will be settled this month and the business interruption claim is on-going. Repairs to the building are continuing and our aim is to reopen by the middle of 2003.

Regional US

The Regional US market remains very challenging, especially in the conventions market and, although we did see an improved performance in REVPAR during July and August, it continues to be affected by the reduction in domestic air travel.

In overall terms, our occupancy and average rate in the Regional US market are both slightly below 2001 levels resulting in a REVPAR decline of 4% for the 10 month period.

EUROPE

London

There is still significant pressure on rates in the London market, however we continue to see high occupancy levels. The occupancy increased by more than 2 percentage points with the average rate down by 10%. As the corporate sector improves we believe that these high levels of occupancy provide a good base from which to increase REVPAR.

We remain committed to a combination of tactical price reductions and the use of specific targeted marketing, rather than wholesale price cuts. We believe that this gives better control over the quality of our business mix.

Rest of Europe

We continue to be satisfied with the performance of the majority of our hotels in this region which had a REVPAR decline of 7% for the period. Our two hotels in the Gatwick area are still being affected by the reduction in air traffic volumes and their combined REVPAR has declined by 26% compared to 2001.

ASIA

In Asia, our occupancy was more than 3 percentage points up on last year but the average rate reduced by 4% to leave our REVPAR just ahead of 2001.

In Singapore there has been a reduction in average room rate due to competitive pressures and an increase in the mix of leisure business.

The refurbishment of the Copthorne King's Hotel is due for completion in June 2003, after which this hotel will be well positioned within the corporate market.

Our hotels in Seoul and Taipei have achieved significant growth in the four months since 30 June 2002 and both are now showing an increase in REVPAR for the 10 month period compared to 2001.

Whilst there may be some short term decline in leisure traffic to South East Asia, we do not believe that the terrible events in Bali in mid October will have a major impact on our business.

AUSTRALASIA

Our hotels in New Zealand and Australia continue to perform very well and have achieved both occupancy and rate improvement over 2001. In addition, our non-hotel activities are trading satisfactorily.

OUTLOOK

We continue to be encouraged by the ongoing trading of the Group and remain confident that the Group's performance in 2002 will be ahead of last year. In the context of continued worldwide economic uncertainty and political unrest in the Middle East, we believe that the pace of economic recovery going into 2003 is likely to remain slow.

THE BOARD

Lord Thurso, who was appointed to the Board in May 2002, will be taking over as chairman of the remuneration committee as of today, in succession to Fred Brown who will remain as a non-executive director.

- end -

Enquiries to:

David Thomas Finance Director, Millennium & Copthorne Hotels plc	020 7872 2444
Nick Claydon / Kate Miller Brunswick Group Limited	020 7404 5959

Appendix

KEY OPERATING STATISTICS
On a like for like basis at constant rates of exchange

	10 months ended 31 October 2002	10 months ended 31 October 2001
OCCUPANCY (%)		
New York	83.1	72.5
Rest of USA	56.0	57.5
USA	61.3	60.4
London	83.4	81.2
Rest of Europe	69.3	72.6
Europe	75.5	76.4
Asia	66.8	63.6
Australasia	69.0	66.9
Group	67.7	66.5
AVERAGE ROOM RATE (£)		
New York	119.43	131.51
Rest of USA	72.60	73.35
USA	85.01	86.97
London	79.94	89.09
Rest of Europe	69.10	71.25
Europe	74.41	79.66
Asia	60.74	63.13
Australasia	30.88	29.90
Group	66.51	69.29
REVENUE PER AVAILABLE ROOM (£)		
New York	99.25	95.34
Rest of USA	40.66	42.18
USA	52.11	52.53
London	66.67	72.34
Rest of Europe	47.89	51.73
Europe	56.18	60.86
Asia	40.57	40.15
Australasia	21.31	20.00
Group	45.03	46.08